FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: November 30, 2007	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

INDEX TO EXHIBITS

1	Press Release dated November 29, 2007

2	Letter of Transmittal

EXHIBIT 1

NEWS RELEASE

GLENCAIRN GOLD CORPORATION

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT
November 29, 2007	AMEX: GLE

GLENCAIRN GOLD ANNOUNCES NAME CHANGE, SHARE CONSOLIDATION
AND EXERCISE OF PREVIOUSLY ISSUED SUBSCRIPTION RECEIPTS

Glencairn Gold Corporation (the “Company”) announces that it has changed its name to Central Sun Mining Inc. and implemented a share consolidation on a one-for-seven basis effective November 29, 2007. The name change and share consolidation were approved by shareholders at the Company’s special meeting of shareholders held on November 29, 2007. Shareholders also approved the issuance of an aggregate of 19,095,714 post-consolidation common shares and 9,547,857 post-consolidation common share purchase warrants upon the deemed exercise of subscription receipts issued on October 22, 2007. The Company’s new Stock Option Plan and amended Share Bonus Plan were also approved by shareholders.

“This represents the completion of three significant features of the Company’s restructuring plan announced on October 2, 2007,” said Peter Tagliamonte, President & Chief Executive Officer. “We now look forward to implementing the remainder of our new strategic plan by completing the conversion of the Orosi Mine (formerly Libertad) from heap leaching to conventional milling and carrying out our exploration program along the Nicaraguan Gold Belt.”

Effective at the opening on Wednesday, December 5, 2007, the Company’s common shares and common share purchase warrants currently listed on the Toronto Stock Exchange under the symbols “GGG” and “GGG.WT”, respectively, will commence trading under the new name Central Sun Mining Inc., the new symbols “CSM” and “CSM.WT”, respectively, and on a one-for-seven consolidated basis. Also effective at the opening on Wednesday, December 5, 2007, the Company’s common shares currently listed on the American Stock Exchange under the symbol “GLE” will commence trading under the new name Central Sun Mining Inc., the new symbol “SMC” and on a one-for-seven consolidated basis.

As a result of the consolidation, the Company has approximately 59,284,528 common shares outstanding and approximately 90,450,000 common shares on a fully-diluted basis. Outstanding common share purchase warrants and stock options have been adjusted to reflect the consolidation.

Letters of Transmittal were mailed to registered holders of common shares on November 30, 2007 requesting them to forward the certificates representing their common shares of Glencairn Gold Corporation to Equity Transfer & Trust Company in Toronto, Ontario in exchange for certificates representing the number of common shares of Central Sun Mining Inc. to which they are entitled.

As a result of the consolidation, commencing on December 5, 2007, the terms of the currently outstanding $1.25 common share purchase warrants listed on the Toronto Stock Exchange have been adjusted pursuant to the warrant indenture governing these warrants such that seven previously outstanding warrants will entitle the holder to purchase one common share at a price of $8.75 until November 26, 2008.

About Central Sun Mining

The Company is a gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and plans to convert the Orosi Mine in Nicaragua to conventional milling and expand annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Central Sun Mining is committed to growth by optimizing current operations and expanding mineral reserves at existing mines.

For further information, please contact:

Peter W. Tagliamonte, President & CEO

CENTRAL SUN MINING INC.

(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company’s new strategic plan, the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities.

2

EXHIBIT 2

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. Equity Transfer & Trust Company (see the back page of this Letter of Transmittal for Equity Transfer & Trust Company’s contact details) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

for Registered Holders of Common Shares

of

CENTRAL SUN MINING INC.

(FORMERLY GLENCAIRN GOLD CORPORATION)

This Letter of Transmittal is for use by registered holders (the “Shareholders”) of common shares (the “Shares”) of Central Sun Mining Inc. (formerly Glencairn Gold Corporation) (“CSM”) in connection with the share consolidation (the “Consolidation”) on the basis of one new common share for seven existing common shares which was approved by the shareholders of CSM at the special meeting of shareholders held on November 29, 2007 (the “Meeting”). Shareholders are referred to the management information circular of CSM dated October 31, 2007 (the “Circular”) prepared and mailed to shareholders in connection with the Meeting. The Circular can also be found at www.sedar.com.

To be effective, this Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all of a Shareholder’s certificates representing Shares (the “Share Certificates”) and should be delivered by mail, hand or courier to Equity Transfer & Trust Company at the address set forth on the back page of this Letter of Transmittal. Shareholders whose Shares are held electronically and/or are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing their Shares.

The effective date of the Consolidation is November 29, 2007 (the “Effective Date”). Following the Effective Date, a Shareholder who has properly completed and delivered this Letter of Transmittal, the Share Certificates and all other required documentation will be entitled to receive in exchange for every seven Shares, one new common share in the capital of CSM (the “New Shares”). Fractional shares will not be issued and the number of New Shares to which a Shareholder is entitled shall be rounded down to the nearest whole number.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE BACK PAGE OF THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY.

Please carefully read the instructions set out in Part II below before completing this Letter of Transmittal.

Shareholders who do not forward to Equity Transfer & Trust Company a properly completed and signed Letter of Transmittal, the Share Certificates and all other required documentation will not receive share certificates representing the New Shares (the “New Share Certificates”) until such documentation is provided.

Any Share Certificates formerly representing Shares that are not deposited with Equity Transfer & Trust Company, together with a duly executed Letter of Transmittal, within six years after the Effective Date, shall cease to represent a right or claim of any kind.

TO: AND TO:	CENTRAL SUN MINING INC. EQUITY TRANSFER & TRUST COMPANY, AS DEPOSITARY

The undersigned delivers to you the enclosed Share Certificate(s). The details of the enclosed Share Certificate(s) are as follows:

(Please print; if insufficient space, attach a list in the form below)

Certificate Number(s)	Name in which Registered	Number of Shares Deposited

TOTAL:

PART I: GENERAL

The undersigned hereby:

1.

understands that upon receipt and deposit of (i) this Letter of Transmittal, properly completed and signed; (ii) the Share Certificate(s); and (iii) any other required documentation, New Share Certificate(s) to which the undersigned is entitled under the Consolidation will be sent by Equity Transfer & Trust Company to the address shown in Box A below, or if Box B below is completed, to the address shown in Box B, or if Box C below is completed, will be held for pick-up at the office of Equity Transfer & Trust Company

(Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1). In each case, the New Share Certificate(s) will be registered in the name shown in Box A below;

2.	represents and warrants that:

(a)

the undersigned has full power and authority to deposit, sell, assign and transfer the Shares being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such deposited Shares to any other person;

(b)

the undersigned, or the person on whose behalf the Shares are being deposited, has good title to and is the beneficial owner of the Shares being deposited, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others; and

(c)	the undersigned has full power and authority to execute and deliver this Letter of Transmittal and all information inserted into this Letter of Transmittal by the undersigned is accurate;

3.

directs CSM and Equity Transfer & Trust Company to issue or cause to be issued the New Share Certificate(s) and to send such New Share Certificate(s) by first class mail, postage prepaid, in accordance with the instructions given in Box A or Box B below, or to hold such certificate(s) for pick-up in accordance with the instructions given in Box C below as soon as practicable following receipt of this Letter of Transmittal, the Share Certificate(s) and any other required documentation;

4.	covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the deposit of the Shares;

5.

acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein will be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

6.

acknowledges that deposits of Shares pursuant to the instructions hereto will constitute a binding agreement between the undersigned and CSM upon the terms and subject to the conditions set forth in the Circular, including the undersigned’s representations and warranties set forth above;

7.

agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Consolidation and of any form of notices of withdrawal will be determined by CSM in its sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation on CSM, Equity Transfer & Trust Company or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice; and

8.

agrees that by virtue of the execution by the undersigned of an English language form of this Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Consolidation as accepted through this Letter of Transmittal, as well as all documents relating thereto, be drawn up exclusively in the English language. En signant une version anglaise de la présente lettre d’envoi, le soussigné est réputé avoir demandé que tous les contrats découlant de la consolidation acceptée au moyen de cette lettre d’envoi, ainsi que tous les documents s’y rapportant, soient rédigés exclusivement en anglais.

THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

BOX A - ISSUANCE INSTRUCTIONS

Issue New Share Certificate(s) in the name indicated below and enter the address indicated below in the share register. (please print or type.)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

(Area Code and Telephone Number - Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

BOX B - SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the New Share Certificate(s) are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A. (See Instruction 5; please print or type.)

☐     Same address as Box A; or

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

BOX C - SPECIAL PICK-UP INSTRUCTIONS ☐ HOLD FOR PICK-UP AT THE OFFICE OF EQUITY TRANSFER & TRUST COMPANY

Signature guaranteed by (if required under Instruction 3):	Dated:

Authorized Signature	Signature of Shareholder or Authorized Representative --See Instructions 2, 3 and 4

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Area Code and Telephone Number	Address (please print or type)

Area Code and Telephone Number

PART II:   INSTRUCTIONS

1.	Use of Letter of Transmittal

(1)

This Letter of Transmittal, properly completed and duly executed as required by the instructions set forth below, together with accompanying Share Certificate(s) and any other documentation required by this Letter of Transmittal, must be sent or delivered to Equity Transfer & Trust Company at the address set forth on the back page of this Letter of Transmittal.

(2)

The method used to deliver this Letter of Transmittal, the Share Certificate(s) and all other required documentation is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. CSM recommends that such documents be delivered by hand to Equity Transfer & Trust Company and a receipt obtained therefor. However, if such documents are mailed, CSM recommends that registered mail, with return receipt requested, be used and that proper insurance be obtained.

(3)

Shareholders whose Shares are held electronically and/or are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing their Shares.

2.	Signatures

This Letter of Transmittal must be filled in and signed by the holder(s) of the Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

(1)

If this Letter of Transmittal is signed by the registered holder(s) of the Shares, such signature(s) must correspond with the name(s) as registered or as written on the face of the Share Certificate(s) representing the Share(s) without any change whatsoever, and the Share Certificate(s) need not be endorsed. If such transmitted Share Certificate(s) are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(2)

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares or if the New Share Certificate(s) are to be issued/delivered to a person other than the registered holder(s) of the accompanying Share Certificate(s), if applicable:

(a)	such deposited Share Certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, and

(b)

the signature on such endorsement or power of attorney must correspond exactly to the name of the registered holder as registered or as appearing on the Share Certificate(s) and must be guaranteed in accordance with Instruction 3 below.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares, or if New Share Certificates are to be issued/delivered to a person other than the registered holder(s), or otherwise is not completed and the New Shares are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to Equity Transfer & Trust Company. No guarantee is required if the signature is that of an Eligible Institution. An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP) or a member of the Stock Exchange Medallion Program (SEMP). Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada and members of a national securities exchange in the United States or members of the National Association of Securities Dealers, Inc.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any Share Certificate(s) or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either CSM or Equity Transfer & Trust Company, at their discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

The box entitled “Box B - Special Delivery Instructions” should be completed only if the address to which the New Share Certificate(s) are to be mailed is different from that provided in Box A. If neither Box B nor Box C is completed, any New Share Certificate(s) issued in exchange for the Shares will be mailed to the depositing Shareholder(s) at the address indicated in Box A in this Letter of Transmittal. If Box C is not completed and no address is provided in this Letter of Transmittal, then any New Share Certificate(s) will be mailed to the address of the Shareholder(s) as it appears on the register of Shares as of 5:00 p.m. (Toronto time) on the Effective Date.

6.	Fractional Shares

No fractional New Shares will be issued in respect of the Consolidation and the number of New Shares to which a Shareholder is entitled shall be rounded down to the nearest whole number.

7.	Lost Certificate(s)

If a Share Certificate has been lost or destroyed, Equity Transfer & Trust Company, CSM’s transfer agent, must be provided with a letter addressed to Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 stating the loss or destruction. Equity Transfer & Trust Company will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

8.	General

(1)

If the space on this Letter of Transmittal is insufficient to list all Share Certificate(s), additional certificate numbers and number of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(2)	If the Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(3)	No alternative, conditional or contingent deposits will be accepted.

(4)

CSM reserves the right, if it so elects in its absolute discretion, to instruct Equity Transfer & Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by them.

(5)

Questions and requests for assistance may be directed to Equity Transfer & Trust Company and additional copies of this Letter of Transmittal may be obtained without charge from Equity Transfer & Trust Company at the office set out below.

Equity Transfer & Trust Company

Suite 400, 200 University Avenue

Toronto, Ontario M5H 4H1

Attention: Stock Transfer Department

Any questions and requests for assistance may be directed to Equity Transfer & Trust Company at 416-361-1091 or by email to info@equitytransfer.com